Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to rule 13.10B of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

As China Southern Airlines Company Limited has published the “Announcement on Resolutions Passed at the Seventh Meeting of the Ninth Session of the Board of Directors of China Southern Airlines Company Limited” on the Shanghai Stock Exchange, the full text of the announcement is set out below for information purpose.

By order of the Board
China Southern Airlines Company Limited
Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

1 July 2022

As at the date of this announcement, the directors include Ma Xu Lun and Han Wen Sheng as executive directors; and Liu Chang Le, Gu Hui Zhong, Guo Wei and Yan Andrew Y as independent non-executive directors.

Stock short name: China South Air	Stock Code: 600029	Notice No.: Lin 2022-033

Announcement on Resolutions Passed at the Seventh Meeting

of the Ninth Session of the Board of Directors of

China Southern Airlines Company Limited

The board (the “Board”) of directors (the “Directors”) of the Company and all of its members confirm that the contents of this announcement do not contain any misrepresentations, misleading statements or material omission, and jointly and severally accept full responsibilities for the truthfulness, accuracy and completeness of the information contained in this announcement.

I. Convening of the Board meeting

On 1 July 2022, the seventh meeting of the ninth session of the Board of China Southern Airlines Company Limited (the “Company”) was held at Meeting Room 3301, 33/F, China Southern Air Building, 68 Qixin Road, Baiyun District, Guangzhou and via video conference. Six Directors are eligible to attend the Board meeting and five Directors attended the Board meeting. Director Mr. Guo Wei was absent at the meeting due to official duties and had authorized Director Gu Huizhong to attend the meeting and vote on his behalf. The meeting was chaired by Mr. Ma Xu Lun, the Chairman of the Board. Supervisors and certain senior management of the Company also attended the meeting.

Notice and information of the meeting has been given by email on 17 June 2022. The convening, voting and other procedures of this meeting were in compliance with the relevant requirements of PRC Company Law and the articles of association of the Company.

II. Resolutions Considered at the Board meeting

The Directors who were present at the Board meeting considered and voted, and unanimously passed the following resolutions:

(I). The proposal of the Company regarding the operating lease of 19 A320NEO family aircraft and the purchase of 2 aircraft spare engines;

Details of Voting: there are 6 affirmative votes, 0 dissenting vote and 0 abstaining vote. Result of Voting: Passed.

(II). The proposal of the Company regarding the purchase of 96 Airbus A320NEO family aircraft from 2024 to 2027;

Agreed that the Company will purchase 96 Airbus A320NEO family aircraft from 2024 to 2027, and the managers of the Company are authorized to sign the relevant contracts and documents.

Agreed to submit this proposal to the Company’s forthcoming general meeting of shareholders for consideration.

For details of the above proposals, please refer to the “Announcement of China Southern Airlines on the Purchase of Aircraft” disclosed by the Company in China Securities Journal, Shanghai Securities News, Securities Times and the website of the Shanghai Stock Exchange.

Details of Voting: there are 6 affirmative votes, 0 dissenting vote and 0 abstaining vote. Result of Voting: Passed.

The Board of Directors of

China Southern Airlines Company Limited

1 July 2022

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